Copa Holdings Announces Third Quarter Financial Results Release Schedule

PANAMA CITY, Oct. 10, 2019 /PRNewswire/ -- Copa Holdings, S.A. (NYSE: CPA) announces the following events:

Earnings Release – Third Quarter 2019

Date:	November 13, 2019
Time:	After US market close
This release will be available in our website:	https://copa.gcs-web.com/financial-information/quarterly-results

Earnings Conference Call and Webcast

Date:	November 14, 2019
Time:	11:00 AM US ET (10:00 AM Local Time)
Conference telephone number:	877-293-5456 (US Domestic Callers)
707-287-9357 (International Callers)
Webcast:	https://copa.gcs-web.com/events-and-presentations
Speakers:	Pedro Heilbron, Chief Executive Officer
José Montero, Chief Financial Officer

Webcast listeners should access the website several minutes prior to the scheduled start time, allowing enough time to register, download and install any necessary software. If you are unable to listen or access this presentation at the scheduled time, a webcast replay option will be available at the above website shortly after the conference.

Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to 80 destinations in 32 countries in North, Central and South America and the Caribbean with one of the youngest and most modern fleets in the industry, consisting of 103 aircraft: 6 Boeing 737 MAX9s, 82 Boeing 737NG aircraft and 15 EMBRAER-190s. For more information visit www.copa.com.

CPA-G

CONTACT:	Raúl Pascual – Panamá
Director – Investor Relations
011 (507) 304-2774